Exhibit (a)(1)(WW)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

For immediate release – 7 June 2013

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

ROYALTY PHARMA ANNOUNCES FURTHER INCREASED OFFER FOR ELAN OF US$13.00 IN CASH PLUS A CONTINGENT VALUE RIGHT OF UP TO US$2.50 PER SHARE1

Summary

•	The Further Increased Offer is $13.00 in cash per share plus a contingent value right (“CVR”) worth up to $2.50 per share

•	The Further Increased Offer, including the CVR, potentially values each Elan Share at up to $15.50 if three CVR Payment Events occur

•	The consideration is not conditional on due diligence

•	Royalty Pharma will waive down the Acceptance Threshold to 50% plus one share if all other conditions to the Further Increased Offer are satisfied, fulfilled or, to the extent permitted, waived

•
Royalty Pharma is offering a compelling upfront cash value of US$4.9 billion for Elan’s Tysabri Royalty (or US$6.2 billion including the maximum aggregate amount payable under the CVRs), a 52% to 92% premium to the US$3.25 billion at which Royalty Pharma believes Elan sold approximately half of its interest in Tysabri to Biogen2

•
The aggregate amount payable under the Further Increased Offer of US$13.00 up to US$15.50 (including the maximum aggregate amount payable under the CVRs) represents a premium of 56% to 97% to the Undisturbed Elan Enterprise Value

•
The CVRs, based on feedback from Elan Stockholders, enable participation in any future upside of Tysabri including approval in secondary progressive multiple sclerosis and the achievement of certain sales milestones (for additional detail see section 5 of this announcement)

Elan’s alternative to Royalty Pharma’s offer

•	Royalty Pharma believes there to have been no strategic coherence to the Theravance Transaction or the Other Transactions announced by Elan on 20 May 2013

•
Instead, Elan has undertaken what Royalty Pharma considers to be a frenetic jumble of value destructive acquisitions, dispositions, minority investments, share repurchases, share issuances, debt redemptions and debt issuances in what Royalty Pharma regards as an obvious attempt to fend off Royalty Pharma’s increased offer

•	Royalty Pharma’s offer will lapse if the Theravance Resolution or any of the other Resolutions are approved by Elan Stockholders at the Elan EGM3,4

Royalty Pharma urges Elan Stockholders to vote “AGAINST ALL” items on the agenda at the Elan EGM

Institutional Shareholder Services (“ISS”) and Glass Lewis (two leading independent proxy advisory services) have also recommended that Elan Stockholders vote “AGAINST ALL” items on the agenda at the Elan EGM5

1 Subject to and in accordance with the terms and conditions of the CVR.  The minimum payment in respect of the CVRs is zero.
2 Assumes that the Tysabri Transaction ascribed a valuation of US$3.25 billion to Elan’s retained royalty participation, and that minimal net value ascribed to Elan’s assets and liabilities other than the Tysabri Royalty and its net cash position, as set out in Royalty Pharma’s previous announcements relating to the Offer.
3 Royalty Pharma had requested permission from the Irish Takeover Panel to the effect that it would not be obliged to lapse (withdraw) the Offer in the event that the ELND005 Transaction and / or the Share Repurchase Program were approved at the Elan EGM.  On 6 June 2013, the Irish Takeover Panel ruled that Royalty Pharma will be required to lapse the Further Increased Offer in the event that either the ELND005 Transaction and / or the Share Repurchase Program are approved at the Elan EGM.
4 Royalty Pharma is considering its response to the ruling of the Irish Takeover Panel referred to in footnote 3.
5 Stated by ISS in “Agenda & Recommendations” section of its report on Elan with a publication date of 3 June 2013.  Stated by Glass Lewis in its report on Elan with a publication date of 6 June 2013.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

For immediate release

7 June 2013

FURTHER INCREASED OFFER

BY

ECHO PHARMA ACQUISITION LIMITED

FOR

ELAN CORPORATION, PLC

1.	Introduction

On 15 April 2013, Royalty Pharma made the Firm Announcement. The Original Offer Document was posted to Elan Stockholders on 2 May 2013.

On 13 May 2013, Elan announced that it had entered into the Theravance Agreement. The Theravance Agreement was filed with the SEC on Form 6-K on 17 May 2013.

On 15 May 2013, Elan published the Defence Document.

On 20 May 2013, Elan announced the Other Transactions.  The Theravance Transaction, the AOP Transaction, the ELND005 Transaction and the Share Repurchase Program are subject to approval by Elan Stockholders at the Elan EGM.  Elan has convened the Elan EGM for 17 June 2013.

On 20 May 2013, Royalty Pharma announced the terms of the Increased Offer. The Revised Offer Document was posted to Elan Stockholders on 23 May 2013.

On 3 June 2013, Elan published the Second Defence Document.

2.	The Further Increased Offer

Royalty Pharma announces a revision to its Increased Offer for the entire issued and to be issued share capital of Elan on the terms set out in this announcement and to be set out in the Further Revised Offer Document and in the Further Revised Acceptance Documents.

The Further Increased Offer is as follows:

•	US$13.00 in cash; and

•	One Contingent Value Right (“CVR”) worth between zero and US$2.50 per Elan Share (including each Elan Share represented by an Elan ADS).

The Initial Cash Element of the consideration payable pursuant to the Further Increased Offer is fully financed and the consideration is not conditional on due diligence.

The Further Increased Offer values the entire issued and to be issued share capital of Elan at approximately US$6.7 billion, or US$8.0 billion including the maximum aggregate amount payable under the CVRs.

The cash consideration paid to tendering holders of Elan ADSs will be net of a cancellation fee of up to US$0.05 per Elan ADS to pay the fees of the ADS Depository for the surrender of the Elan ADSs and delivery of the Elan Shares represented thereby if such surrender and delivery is requested by Royalty Pharma.

The Further Increased Offer will allow Elan Stockholders to receive what Royalty Pharma believes is a full and fair value for all of their Elan Stock in cash today, with potential upside through the CVRs in the manner specified in section 5 of this announcement.

Pursuant to the terms of the Further Increased Offer, Elan Stockholders will receive one CVR for each Elan Share (including each Elan Share represented by an Elan ADS) that they hold.

Each CVR will entitle Elan Stockholders to receive between zero and a further $2.50 in cash for each Elan Share (including each Elan Share represented by an Elan ADS), subject to and in accordance with the terms and conditions of the CVR Agreement.  A CVR represents the non-transferable contractual right to receive, for each Elan Share (including each Elan Share represented by an Elan ADS), an additional cash payment if a CVR Payment Event occurs.

The Elan Shares (including Elan Shares represented by Elan ADSs) will be acquired pursuant to the Further Increased Offer fully paid and free from all Encumbrances and, together with all rights attaching to them on or after the date of the Firm Announcement, including without limitation voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid, or any other return of capital (whether by reduction of share capital or share premium account or otherwise) made on or after the date of the Firm Announcement.  Accordingly, Royalty Pharma reserves the right to reduce (subject to the consent of the Irish Takeover Panel, if required, and in accordance with US tender offer rules) the consideration, through an appropriate mechanism, in the event that any such dividends or distributions are declared.

Elan Stockholders who have previously validly accepted the Offer (and have not validly withdrawn those acceptances) will automatically be deemed to have accepted the terms of the Further Increased Offer, when made, by virtue of their prior acceptances and therefore need take no further action.

3.	Compelling Reasons for Acceptance

Royalty Pharma believes that the Further Increased Offer delivers a highly compelling value proposition for Elan Stockholders as the aggregate amount payable of US$13.00 up to US$15.50 (including the maximum aggregate amount payable under the CVRs) represents:

•	a 56% to 97% (including the maximum aggregate amount payable under the CVRs) premium to the Undisturbed Elan Enterprise Value;

•
an increase of 26% to 58% (including the maximum aggregate amount payable under the CVRs) over the Original Offer Enterprise Value and an increase of 8% to 36% over the Increased Offer Enterprise Value;

•
US$4.9 billion to US$6.2 billion (including the maximum aggregate amount payable under the CVRs) for the Tysabri Royalty, a 52% to 92% (including the maximum aggregate amount payable under the CVRs) premium to the US$3.25 billion price at which Elan sold approximately half of its interest in Tysabri to Biogen6;

•	full and fair value for the Tysabri Royalty for all indications and cash flows, pre and post-patent expiration;

•
a premium of 23% to 46% (including the maximum aggregate amount payable under the CVR) to the closing price of US$10.60 for Elan ADSs on the New York Stock Exchange on 22 February 2013, being the last trading day prior to commencement of the Offer Period;

•	liquidity for Elan Stockholders today; and

•	an opportunity for Elan Stockholders to participate in the future upside of Tysabri through the CVRs in the manner specified in section 5 of this announcement.

Royalty Pharma believes the Further Increased Offer is a far superior alternative to what Royalty Pharma regards as a high risk strategy of hastily arranged and value destructive acquisitions.

4.	The Theravance Transaction and the Other Transactions

Royalty Pharma believes that the Elan board of directors has failed to maintain an appropriate balance between supporting management’s acquisition plan and their fiduciary responsibilities to Elan shareholders in respect of Royalty Pharma’s Offer. Elan has repeatedly refused to engage with Royalty Pharma, and has embarked on a “strategy” of pursuing what Royalty Pharma believes is a frenetic jumble of value destructive transactions, including one insignificant majority acquisition, minority investments, share repurchases, share issuances, debt redemptions and debt issuances in, what Royalty Pharma considers, an obvious attempt to fend off Royalty Pharma’s offer. The most egregious of these transactions, in Royalty Pharma’s opinion, is the Theravance Transaction in which Elan agreed to pay US$1 billion for selected royalties that analysts have estimated are valued at US$500-700 million7.

Royalty Pharma believes that the public disclosure also suggests that the Theravance Transaction was pursued in haste and without critical confidential information that could significantly impair the value of the assets8. Despite the apparent lack of information, the Elan board of directors agreed to recommend the Theravance Transaction to Elan shareholders with no “fiduciary out” to change its recommendation, meaning the Elan

6 Assumes that Tysabri Transaction ascribed a valuation of US$3.25 billion to Elan’s retained royalty participation, and that minimal net value ascribed to Elan’s assets and liabilities other than the Tysabri Royalty and its net cash position, as set out in Royalty Pharma’s previous announcements.
7 Based on research commentary from Deutsche Bank (13 May 2013), Credit Suisse (23 May 2013) and Evaluate Pharma (13 May 2013).
8 Stated by Theravance CEO on 13 May 2013 that Elan “performed their due diligence on strictly publicly available information on the programs, and their own internal outlook as to the future of the respiratory markets” – source: Theravance Business Update call transcript, 13 May 2013.

board of directors must recommend the Theravance Transaction even if, for example, the value of the acquired assets is impacted by material adverse changes. Accordingly, Royalty Pharma believes that the Elan board of directors has compromised its ability to freely advise Elan shareholders with respect to the Theravance Transaction.

On 20 May 2013, Elan announced various additional transactions that, in Royalty Pharma’s view, present no coherent business strategy and constitute a bizarre mix of passive royalties, one insignificant majority acquisition and puzzling minority investments. If these transactions and the Theravance Transaction are approved and consummated, Royalty Pharma believes that all Elan’s board and management will have achieved is to create a “New Elan” with one operating business that has US$76 million of revenue9 from tired products10 in Eastern Europe and the US$3.25 billion proceeds from the Tysabri Transaction will be gone11. Royalty Pharma believes the Theravance Transaction and the Other Transactions do not come close to replacing the quantity or quality of earnings that Elan gave up by selling half of its Tysabri interest12.

Accordingly, Royalty Pharma will lapse (withdraw) its Further Increased Offer if the Theravance Resolution or any of the other Resolutions are approved by Elan Stockholders at the Elan EGM13,14.

5.	Contingent Value Rights

Pursuant to the terms of the Further Increased Offer, Elan Stockholders will receive $13.00 in cash and one CVR for each Elan Share (including each Elan Share represented by an Elan ADS) that they hold.

The CVRs will be issued by Royalty Pharma in accordance with and subject to the terms of the CVR Agreement.  Each CVR will provide Elan Stockholders with a contingent right to receive further consideration for each Elan Share (including each Elan Share represented by an Elan ADS) in cash, subject to and in accordance with the terms and conditions of the CVR Agreement.

Each CVR will represent the contractual right to receive additional cash payments upon the achievement of certain payment events (in aggregate the “CVR Payment Events”) as follows:

•
“First CVR Payment Event”: the receipt of approval by the FDA, on or prior to December 31, 2017, of the addition of the following language, or substantively identical language, to the “Indications and Usage” section of the Tysabri “Prescribing Information” (otherwise known as the “label”): to slow or delay "the accumulation of disability not related to relapses in subjects with secondary progressive multiple sclerosis (SPMS)”. The quoted language is taken from the publicly disclosed description of the primary endpoint of Biogen Idec's ASCEND Phase III clinical trial with Tysabri in SPMS; see http://www.clinicaltrials.gov/ct2/show/NCT01416181?term=NCT01416181&rank=1.

9 2012 revenue of AOP, as stated in Elan’s press release of 20 May 2013.
10 See appendix II for details.
11 See appendix II for details.
12 See appendix II for details.
13 Royalty Pharma had requested permission from the Irish Takeover Panel to the effect that it would not be obliged to lapse (withdraw) the Further Increased Offer in the event that the ELND005 Transaction and / or the Share Repurchase Program were approved at the Elan EGM.  On 6 June 2013, the Irish Takeover Panel ruled that Royalty Pharma will be required to lapse the Further Increased Offer in the event that either the ELND005 Transaction and / or the Share Repurchase Program are approved at the Elan EGM.
14 Royalty Pharma is considering its response to the ruling of the Irish Takeover Panel referred to in footnote 13.

This language represents an expanded label for Tysabri compared to the current label which has the language "As monotherapy for the treatment of patients with relapsing forms of multiple sclerosis to delay the accumulation of physical disability and reduce the frequency of clinical exacerbations".

•
“Second CVR Payment Event”: the achievement of worldwide Net Sales of Tysabri in any four full consecutive Calendar Quarters commencing after the date of the CVR Agreement and ending on or before December 31, 2015, as reported in the Biogen Reports, greater than or equal to US$2,600,000,000.

•
“Third CVR Payment Event”: the achievement of worldwide Net Sales of Tysabri in any four full consecutive Calendar Quarters commencing after the date of the CVR Agreement and ending on or before December 31, 2017, as reported in the Biogen Reports, greater than or equal to US$3,100,000,000.

For clarity, neither the Second CVR Payment Event nor Third CVR Payment Event is dependent on FDA Approval; both the Second CVR Payment Event and the Third CVR Payment Event are dependent solely on sales.

Each holder will have a right to receive (i) US$1.00 per CVR upon the First CVR Payment Event; (ii) US$0.75 per CVR upon the Second CVR Payment Event and (iii) US$0.75 per CVR upon the Third CVR Payment Event, less any applicable withholding taxes.  For clarity, if the Third CVR Payment Event occurs before the end of the Calendar Quarter ending December 2015, CVR holders will be entitled to receive the CVR Payment Amounts relating to both the Second CVR Payment Event and the Third CVR Payment Event.

Actual payments in respect of the CVRs are capped at a maximum level. The minimum payment on any payment date, or over the entire period, could be zero. There will be no interest conferred by a CVR in the economic activities of the Elan Group generally.

The CVRs will be non-transferable other than to certain permitted transferees and no application will be made for the CVRs to be listed or dealt in on any stock exchange.  The CVRs will not be represented by any certificate or other evidence of title. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Royalty Pharma.  No interest is payable in respect of the CVRs, and the offer consideration represented by the CVRs will only be payable in certain circumstances described in the CVR Agreement.

The CVR Agreement will be governed by and construed in accordance with the laws of the State of New York without regard to its rules of conflicts of laws.

If the laws of any relevant jurisdiction make it illegal for an Elan Stockholder to hold CVRs or would require any qualification of the CVRs under any applicable laws or regulations, such Elan Stockholder may not be able to hold the CVRs or receive the amounts which may be payable thereon.

Further information (including risk factors) regarding the CVRs will be set out in the Further Revised Offer Document.

6.	Financing of the Further Increased Offer

The Initial Cash Element of the Further Increased Offer will be financed by a combination of existing resources available to RPIFT and new credit facilities arranged by Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities.  Further information on the corporate structure of Royalty Pharma and the financing of the consideration payable under the Further Increased Offer will be set out in the Further Revised Offer Document.

J. P. Morgan Cazenove and Merrill Lynch International, as financial advisers to Royalty Pharma, are satisfied that sufficient resources are available to Royalty Pharma to satisfy the cash consideration of US$13.00 per share payable upon full acceptance of the Further Increased Offer.

J. P. Morgan Cazenove and Merrill Lynch International, as financial advisers to Royalty Pharma, have not been required to confirm, and do not confirm, whether sufficient resources will be available to Royalty Pharma to satisfy any payments which may become due in respect of the CVRs.

7.	Elan Optionholders

The Further Increased Offer will be extended to any Elan Shares which are issued or unconditionally allotted and fully paid (or credited as fully paid) while the Further Increased Offer remains open for acceptance (or, subject to the Irish Takeover Rules, by such earlier date as Royalty Pharma may decide), including, without limitation, any Elan Shares issued pursuant to the exercise of options granted pursuant to the Employee Share Plans.

Royalty Pharma will make appropriate proposals to Elan Optionholders. These proposals will be despatched as soon as practicable following the date of this announcement and will be made subject to the Further Increased Offer becoming or being declared unconditional in all respects.

8.	Compulsory acquisition, de-listing, re-registration and minority holding in unlisted entity

If the Further Increased Offer becomes or is declared unconditional in all respects and sufficient acceptances have been received, Royalty Pharma intends to apply the provisions of Regulation 23 of the Irish Takeover Regulations to acquire compulsorily any outstanding Elan Shares (including those represented by Elan ADSs) not acquired or agreed to be acquired pursuant to the Further Increased Offer or otherwise.

In addition, Royalty Pharma intends to cause Elan to apply for the cancellation of the listing and trading of the Elan Shares on the Irish Stock Exchange and of the Elan ADSs on the NYSE at such time as it is possible to do so in accordance with applicable law and regulation. Such cancellation of the listing and trading of Elan Stock is likely to reduce significantly the liquidity and marketability of any Elan Stock with respect to which the Further Increased Offer has not been accepted. Royalty Pharma anticipates that, subject to any applicable requirements of the Irish Stock Exchange or the NYSE, cancellation of the listing and trading of the Elan Shares on the Irish Stock Exchange and of the Elan ADSs on the NYSE will take effect no earlier than 20 Business Days after either: (i) the date on which Royalty Pharma has, by virtue of shareholdings and valid acceptances of the Further Increased Offer, acquired or unconditionally agreed to acquire Elan Stock carrying 75% of the voting rights of Elan in circumstances where the Further Increased Offer has become unconditional in all respects; or (ii) the first date of issue of compulsory acquisition notices under Regulation 23 of the Irish Takeover Regulations, as applicable.

Elan Stockholders who do not accept the Further Increased Offer should be aware that they will hold a minority interest in what may be an unlisted entity.

Royalty Pharma intends to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable law to cause the deregistration of the Elan ADSs under the US Exchange Act as soon as practicable after such delisting. While the Elan ADSs may continue to trade in the over-the-counter market in the United States, the liquidity, if any, of that market is likely to be significantly less than the current liquidity on the NYSE.

Following cancellation of the listing and trading of Elan Shares on the Irish Stock Exchange and of Elan ADSs on the NYSE, Royalty Pharma intends to procure that Elan is re-registered as a private company under the relevant provisions of the Companies (Amendment) Act 1983 of Ireland.

9.	Overseas Stockholders

The availability of the Further Increased Offer to persons not resident in Ireland, the United Kingdom or the United States may be affected by the laws of the jurisdiction in which they are resident. Persons who are resident in any jurisdiction or territory other than Ireland, the United Kingdom or the United States should obtain professional advice and observe any applicable requirements. Further details in relation to overseas shareholders will be contained in the Further Revised Offer Document.

10.	Disclosure of interests and short positions in Elan

As at 5 June 2013, being the last practicable date prior to this announcement, J.P. Morgan and persons controlling, controlled by or under the same control as J.P. Morgan (except in any such case, in the capacity of an exempt market marker, and excluding any exempt fund manager) were interested in 65 Elan ADSs.

As at 5 June 2013, being the last practicable date prior to this announcement, BofA Merrill Lynch and persons controlling, controlled by or under the same control as BofA Merrill Lynch (except in any such case, in the capacity of an exempt market marker, and excluding any exempt fund manager) were interested in 438,140 Elan ADSs and 749,900 derivatives referenced to Elan ADSs.

As at 5 June 2013, being the last practicable date prior to this announcement, BofA Merrill Lynch and persons controlling, controlled by or under the same control as BofA Merrill Lynch (except in any such case, in the capacity of an exempt market marker, and excluding any exempt fund manager) held short positions in 759,312 Elan ADSs.

As at 5 June 2013, being the last practicable date prior to this announcement, Locus Global I, LP, an entity controlled by Rory Riggs, a director of RP Management (Ireland) Limited was interested in 772 Elan ADSs.

As at 5 June 2013, Alan Keating, a solicitor employed by Matheson, who has since 30 May 2013 been actively engaged in relation to the Offer, was interested in 100 Elan Shares.

Save as disclosed above, as at 5 June 2013, being the last practicable date prior to this announcement, insofar as the directors of Royalty Pharma and the managing member of RP Management are aware, none of Royalty Pharma, RP Management or any person acting in concert with Royalty Pharma or RP Management had any interest, or held any short position, in any relevant securities of Elan and none of Royalty Pharma, RP Management or any associate of Royalty Pharma or RP Management had any arrangement to which Rule 8.7 applies relating to relevant securities of Elan.  For these purposes, “associate” and “arrangement to which Rule 8.7 applies” have the meanings given to those terms in the Irish Takeover Rules.  An “arrangement to which Rule 8.7 applies” includes any indemnity or option arrangement, and any agreement or understanding, formal or informal, of whatever nature, between two or more persons relating to relevant securities which is, or may be, an inducement to one or more of such persons to deal or refrain from dealing in such securities.

11.	General

The Further Increased Offer will be made subject to the same conditions and other terms set out in Part A of Appendix I to the Further Revised Offer Document.

The full text of the conditions and certain further terms of the Further Increased Offer are set out in Appendix I to this announcement and will be set out in the Further Revised Offer Document.

The Further Increased Offer will also be subject to the other terms of the Increased Offer (as revised in connection with the Further Increased Offer on the terms set out in this announcement and to be set out in the Further Revised Offer Document and the Further Revised Acceptance Documents).  The terms of the Further Increased Offer will supersede those of the Increased Offer, and, accordingly, the terms of the Increased Offer, as set out in the Revised Offer Document and the Revised Acceptance Documents, will no longer be capable of acceptance from the date of despatch of the Further Revised Offer Document.

The Further Revised Offer Document and the Further Revised Acceptance Documents will be despatched to Elan Stockholders and, for information only, to Elan Optionholders as soon as practicable.  The Further Increased Offer will be governed by the laws of Ireland and will be subject to the applicable requirements of the Irish Takeover Rules, the Irish Stock Exchange, the US Exchange Act, the New York Stock Exchange and applicable laws.

Royalty Pharma is an Irish registered private limited company which has been incorporated to make the Offer.  The ultimate, indirect, owners of Royalty Pharma are RPI US Partners, LP, RPI US Partners II, LP, RPI International Partners, LP and RPI International Partners II, LP (together the “Funds”).  The Funds are limited partnerships established in the State of Delaware and the Cayman Islands.  RP Management acts as investment manager to the Funds.

Appendix II contains the bases of calculation and sources of certain information contained in this announcement.  Appendix III sets out definitions of certain terms used in this announcement.  Appendix IV sets out the calculation of the Undisturbed Elan Enterprise Value, the Original Offer Enterprise Value, the Increased Offer Enterprise Value and the Further Increased Offer Enterprise Value, as calculated by Royalty Pharma. Appendix V sets out the calculation of the Fully Diluted Elan Stock Number.

This announcement is being made pursuant to Rule 2.5 of the Irish Takeover Rules.

ENQUIRIES

Royalty Pharma
Pablo Legorreta
George Lloyd
Tel: +1 212 883 2275

J.P. Morgan (financial adviser)
Henry Gosebruch (New York, Tel: +1 212 270 6000)
Dwayne Lysaght / James Mitford / Christopher Dickinson (London, Tel: +44 (0) 20 7742 4000)

BofA Merrill Lynch (financial adviser)
Philip Noblet / Peter Luck / Geoff Iles (London, Tel: +44 (0) 20 7996 1000)

Abernathy (PR adviser)
Tom Johnson / Chuck Burgess
Tel: +1 212 371 5999

Maitland (PR adviser)
Tom Buchanan
Tel: +44 (0) 20 7379 5151

Mackenzie Partners (Information Agent)
Daniel Burch ((cell) + 1 516 429 2722)
Charles A. Koons ((cell) + 1 917 545 4523)
Robert C. Marese ((cell) + 1 917 751 4085)
Tel: + 1 212 929 5500 (Collect) or +1 800 322 2885 (Toll Free)

FURTHER INFORMATION

This announcement is not intended to, and does not, constitute or form part of (1) an offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, (2) the solicitation of an offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, or (3) the solicitation of any vote or approval in any jurisdiction, pursuant to this announcement or otherwise.

The distribution of this announcement in, into, or from, certain jurisdictions other than Ireland, the United Kingdom and the United States may be restricted or affected by the laws of those jurisdictions.  Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction. Therefore persons who receive this announcement (including without limitation nominees, trustees and custodians) and are subject to the laws of any jurisdiction other than Ireland, the United Kingdom and the United States who are not resident in Ireland, the United Kingdom or the United States will need to inform themselves about, and observe any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction.

Additional Notice to US Investors

This announcement is for informational purposes only and is not intended to, and does not, constitute or form part of any offer (including the Offer), invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of, any securities, or the solicitation of any vote or approval in any jurisdiction, nor will there be any acquisition or disposition of the securities referred to in this announcement in any jurisdiction in contravention of applicable law or regulation.

This announcement is not a substitute for the Further Revised Offer Document and the Further Revised Acceptance Documents or any other document that Royalty Pharma has filed and may file with the Securities and Exchange Commission (“SEC”) (including the Original Offer Document and the Revised Offer Document) in connection with the Offer.  ELAN STOCKHOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE FURTHER INCREASED OFFER.  Any such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to any of the persons listed above.

The Offer is and will be made in the United States pursuant to the US Exchange Act subject to certain exemptive relief which has been granted in respect of the Offer by the SEC and otherwise in accordance with the requirements of the Irish Takeover Rules.  Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that may be different from those typically applicable under U.S. domestic tender offer procedures and law.  In addition, the Original Offer Document, the Further Revised Offer Document and any other documents relating to the Offer have been or will be prepared in accordance with the Irish Takeover Rules and Irish disclosure requirements, format and style, all of which may differ from those in the United States.

Elan is incorporated under the laws of Ireland.  Some of the directors of Elan are resident in countries other than the United States.  As a result, it may not be possible for United States holders of Elan Stock to effect service of process within the United States upon Elan or such directors of Elan or to enforce against any of them judgements of the United States predicated upon the civil liability provisions of the federal securities laws of the United States.  It may not be possible to sue Elan or its officers or directors in a non-US court for violations of US securities laws.  In addition, US holders of Elan Stock should be aware that, if Royalty Pharma elects to proceed pursuant to a scheme of arrangement (as described in the Original Offer Document and to be described in the Further Revised Offer Document), the federal securities laws of the United States may not be applicable.

Additional Information

Any response in relation to the Further Increased Offer (including any acceptance thereof) should be made only on the basis of the information contained in the Further Revised Offer Document, the Further Revised Acceptance Documents or any other document by which the Further Increased Offer is made.

Royalty Pharma reserves the right, with the consent of the Irish Takeover Panel to elect to implement the acquisition of Elan by way of court-approved scheme of arrangement under Section 201 of the Companies Act 1963 of Ireland.

Responsibility Statements

The directors of Royalty Pharma accept responsibility for the information contained in this announcement, save that the only responsibility accepted by the directors of Royalty Pharma in respect of the information in this announcement relating to Elan, the Elan Group, the Board of Elan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Royalty Pharma to verify this information). To the best of the knowledge and belief of the directors of Royalty Pharma (having taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The managing member of RP Management accepts responsibility for the information contained in this announcement, save that the only responsibility accepted by the managing member of RP Management in respect of the information in this announcement relating to Elan, the Elan Group, the Board of Elan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the managing member of RP Management to verify this information). To the best of the knowledge and belief of the managing member of RP Management (having taken all reasonable care to ensure that such is the case), the information contained in this announcement for which he accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

J.P. Morgan, together with its affiliate J.P. Morgan Cazenove (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Royalty Pharma and RP Management in connection with the matters described in this announcement and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of J.P. Morgan or its affiliates, or for providing advice in relation to the Further Increased Offer or any other matters referred to in this announcement.

BofA Merrill Lynch, together with its affiliate Merrill Lynch International (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Royalty Pharma and RP Management in connection with the matters described in this announcement and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of BofA Merrill Lynch or its affiliates or for providing advice in relation to the Further Increased Offer or any other matters referred to in this announcement.

Groton Partners is acting exclusively for Royalty Pharma and RP Management in connection with the matters described in this announcement and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to its clients or for providing advice in relation to the Further Increased Offer or any other matters referred to in this announcement.

Forward-looking Statements

This announcement may include certain “forward looking statements” with respect to the business, strategy and plans of Royalty Pharma and its expectations relating to the Further Increased Offer and Elan’s future financial condition and performance. Statements that are not historical facts, including statements about Elan or Royalty Pharma or Royalty Pharma’s belief and expectation, are forward looking statements. Words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely”, and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur.

Examples of such forward looking statements include, but are not limited to, statements about expected benefits and risks associated with the Further Increased Offer; projections or expectations of profit attributable to shareholders; anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Elan, the Elan Group, RP Management or Royalty Pharma following the Further Increased Offer; statements about the future trends in interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Elan, the Elan Group, RP Management or Royalty Pharma following the Further Increased Offer; statements concerning any future Irish, US or other economic environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological or regulatory developments; and statements of assumptions underlying such statements.

Forward looking statements only speak as of the date on which they are made, and the events discussed in this announcement may not occur. Subject to compliance with applicable law and regulation, Royalty Pharma is not under any obligation to update publicly or revise forward looking statements, whether as a result of new information, future events or otherwise.

Rule 8 – Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of Elan, all “dealings” in any “relevant securities” of Elan (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3.30 pm (Irish time) on the “business day” following the date of the relevant transaction. This requirement will continue until the date on which the Further Increased Offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn or on which the Offer Period otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of Elan, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all “dealings” in “relevant securities” of Elan by Elan or Royalty Pharma, or by any of their respective “associates” must also be disclosed by no later than 12 noon (Irish time) on the ”business day” following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel’s website.

If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 (0)1 678 9020; fax number +353 (0)1 678 9289.

No Profit Forecast / Asset Valuations

No statement in this announcement constitutes a profit forecast for any period, nor should any statement be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Royalty Pharma, RP Management or Elan as appropriate. No statement in this announcement constitutes an asset valuation.

APPENDIX I

CONDITIONS TO AND CERTAIN FURTHER TERMS OF THE FURTHER INCREASED OFFER

Conditions of the Further Increased Offer

The Further Increased Offer to be made by Royalty Pharma will comply with the Irish Takeover Rules and applicable US tender offer rules (subject to certain exemptive relief which has been granted in respect of the Offer by the SEC) and will be subject to the terms and conditions set out in the Further Revised Offer Document and the Further Revised Acceptance Documents. The Further Increased Offer will be governed by the laws of Ireland and is subject to the jurisdiction of the courts of Ireland and the United States.

The Further Increased Offer will be subject to the following conditions:

Acceptance Condition

(a)
valid acceptances being received (and not, where permitted, withdrawn) by not later than 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on the Extended Closing Date (or such later time(s) and/or date(s) as Royalty Pharma may: (i) with the consent of the Irish Takeover Panel (to the extent required) or in accordance with the Irish Takeover Rules; and (ii) subject to the US tender offer rules (subject to certain exemptive relief which has been granted in respect of the Offer by the SEC), determine) in respect of Elan Shares Affected representing not less than 90% (or such lower percentage as Royalty Pharma may decide) in nominal value of the Maximum Elan Shares Affected, which carry, or if allotted and issued, or re-issued from treasury would carry, not less than 90% (or such lower percentage as Royalty Pharma may decide) of the voting rights attaching to the Maximum Elan Shares Affected, provided that this condition shall not be satisfied unless Royalty Pharma shall have acquired or agreed to acquire (whether pursuant to the Further Increased Offer or otherwise) Elan Shares (including Elan Shares represented by Elan ADSs) carrying in aggregate more than 50% of the voting rights then exercisable at a general meeting of Elan, including for this purpose (except to the extent otherwise agreed with the Irish Takeover Panel) any such voting rights attaching to Elan Shares (including Elan Shares represented by Elan ADSs) that are unconditionally allotted or issued before the Further Increased Offer becomes or is declared unconditional as to acceptances whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, and provided that unless Royalty Pharma otherwise determines, this condition (a) shall be capable of being satisfied, or being treated as satisfied, only at the time when all of the other conditions (b) to (x) inclusive, shall have been satisfied, fulfilled or, to the extent permitted, waived;

For the purposes of the conditions in this Appendix I:

(i)	Elan Shares (including Elan Shares represented by Elan ADSs) which have been unconditionally allotted shall be deemed to carry the voting rights they will carry upon issue; and

(ii)	the expression “Elan Shares Affected” shall mean:

(A)
Elan Shares (including Elan Shares represented by Elan ADSs) which have been issued or unconditionally allotted on, or before, 2 May 2013 but excluding any such Elan Shares which are cancelled after 2 May 2013 or which are held, or become held, as treasury shares; and

(B)
Elan Shares (including Elan Shares represented by Elan ADSs) which have been issued or unconditionally allotted after 2 May 2013 but before the time at which the Further Increased Offer closes, or such earlier date as Royalty Pharma may, subject to the Irish Takeover Rules, decide (not being earlier than the date on which the Further Increased Offer becomes unconditional as to acceptances or, if later, the Extended Closing Date), but excluding any such Elan Shares which are cancelled after 2 May 2013 or which are held, or become held, as treasury shares; and

(C)
Elan Shares which have been re-issued from treasury after 2 May 2013 but before the time at which the Further Increased Offer closes, or such earlier date as Royalty Pharma may, subject to the Irish Takeover Rules, decide (not  being earlier than the date on which the Further Increased Offer becomes unconditional as to acceptances or, if later, the Extended Closing Date), other than Elan Shares in the beneficial ownership of Royalty Pharma on 2 May 2013;

(iii)	the expression “Maximum Elan Shares Affected” shall mean, at a relevant date of determination, the aggregate of:

(A)	the total number of Elan Shares Affected; and

(B)
the maximum number (or such lesser number as Royalty Pharma may decide) of Elan Shares (including Elan Shares represented by Elan ADSs) which are required, or may be required, to be allotted and/or issued and/or re-issued from treasury pursuant to the exercise of outstanding subscription, conversion or other rights (including rights granted under the Employee Share Plans), disregarding the terms on which any such rights may be exercised (including any restrictions thereon), and irrespective of whether such rights have been granted on, before, or after, the date on which the Original Offer was made.

Tysabri, Tysabri Royalty and the Tysabri Transaction

(b)
no member of the Elan Group having implemented, authorised, proposed or announced its intention to implement, authorise or propose (i) any sale or disposal of an interest in the Tysabri Royalty, (ii) the creation of any Encumbrance over or in respect of the Tysabri Royalty or (iii) any amendment of the terms of the Tysabri Royalty;

(c)
no breach or alleged breach of the terms of the Tysabri Transaction Agreement (including without limitation the Tysabri Royalty) by any of the parties to the Tysabri Transaction Agreement having occurred, and no termination or notice of an intention to terminate or threat to terminate the Tysabri Transaction Agreement (including without limitation the Tysabri Royalty) having occurred or been served or received by a member of the Elan Group;

(d)
Elan’s deferred tax assets continuing to be available to offset in full any taxable income arising in connection with the receipt of the Tysabri Consideration (as detailed and confirmed in the Form 20- F issued by Elan on 12 February 2013);

(e)
all Regulatory Approvals remaining in place and no revocation, withdrawal, suspension, cancellation, limitation, termination or material modification of any Regulatory Approval having occurred which, in any case, results or could result in the financial trading position or prospects of a member of the Elan Group being materially prejudiced or adversely affected;

The Further Increased Offer is being made on the basis that, as and when the Further Increased Offer becomes unconditional in all respects, the principal assets of the Elan Group will be the Elan Cash Assets and the Tysabri Royalty. Royalty Pharma regards any breach of conditions (b), (c) and (e) to be material in the context of the Further Increased Offer.

Without prejudice to the terms hereof or its rights under Rule 21 of the Irish Takeover Rules, Royalty Pharma considers any breach of condition (d) to be material in the context of the Further Increased Offer if the consequence is that any member of the Elan Group may incur liabilities or otherwise be required to make aggregate payments after the date of the Firm Announcement of more than US$10,000,000 (ten million dollars).

Share Buyback, the Dutch Auction, Reduction, Redemption, Dividends etc

(f)
except pursuant to the Dutch Auction (and then only on the terms contained in the Dutch Auction Circular save to the extent amended or varied by Permitted Amendments as defined in the Original Offer Document), no member of the Elan Group having, after the date of the Firm Announcement, purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its shares or other securities (or the equivalent) or any shares or other securities (or the equivalent) of Elan or any other member of the Elan Group or reduced or made any other change to any part of its share capital;

(g)
no member of the Elan Group having, after the date of the Firm Announcement, recommended, declared, paid, or made, or proposed to recommend, declare, pay or make, any bonus issue, dividend or other distribution (whether in cash or otherwise) other than bonus issues of shares, dividends or other distributions lawfully paid or made to another member of the Elan Group;

Royalty Pharma considers any breach of conditions (f) and (g) to be material in the context of the Further Increased Offer if the consequence is that any member of the Elan Group may be required to make aggregate payments after the date of the Firm Announcement of more than US$10,000,000 (ten million dollars).

(h)	[Intentionally left blank.]

Acquisitions, Disposals, Joint Ventures, Mergers and Similar Transactions

(i)
save for (i) transactions between two or more members of the Elan Group and (ii) the Tysabri Transaction, since 12 February 2013, no member of the Elan Group having implemented, authorised, proposed or announced its intention to implement, authorise or propose any merger, demerger, joint venture, partnership, collaboration, reconstruction, amalgamation, consolidation, scheme, acquisition or disposal of any operations, assets, undertaking, body corporate or partnership (or any interest therein) or the creation of any Encumbrance over any operations or assets;

The Further Increased Offer is being made on the basis that, as and when the Further Increased Offer becomes unconditional in all respects, the principal assets of the Elan Group will be the Elan Cash Assets and the Tysabri Royalty. Royalty Pharma regards any breach of condition (i) to be material in the context of the Further Increased Offer.

Frustrating Actions (within the meaning of Rule 21 of the Irish Takeover Rules)

(j)
no passing of any resolution at a shareholder meeting of Elan to approve any action, possible action, contract, sale, disposal, or acquisition for the purposes of Rules 21(a)(i) or (iii) of the Irish Takeover Rules;

(k)
no member of the Elan Group having taken, committed to take or announced that it intends to take or may take any action or commit to take any action which the Irish Takeover Panel determines is or would be frustrating action for the purposes of, or within the meaning of, Rule 21 of the Irish Takeover Rules;

The Further Increased Offer is being made on the basis that, as and when the Further Increased Offer becomes unconditional in all respects, the principal assets of the Elan Group will be the Elan Cash Assets and the Tysabri Royalty. Royalty Pharma regards any breach of conditions (j) and (k) to be material in the context of the Further Increased Offer.

European Merger Regulation

(l)	[Intentionally left blank.]

Irish Competition Act

(m)	to the extent that Part 3 of the Competition Act is applicable to the Further Increased Offer or its implementation:

	(i)	the Competition Authority, in accordance with Section 21(2)(a) of the Competition Act, having informed Royalty Pharma that the Further Increased Offer may be put into effect; or

(ii)
the period specified in Section 21(2) of the Competition Act having elapsed without the Competition Authority having informed Royalty Pharma of the determination (if any) which it has made under Section 21(2) of the Competition Act; or

(iii)
the Competition Authority, in accordance with Section 22(4) of the Competition Act, having furnished to Royalty Pharma a copy of its determination (if any), in accordance with Section 22(3)(a) of the Competition Act, that the Further Increased Offer may be put into effect; or

(iv)
the Competition Authority, in accordance with Section 22(4) of the Competition Act, having furnished to Royalty Pharma a copy of its determination (if any), in accordance with Section 22(3)I of the Competition Act, that the Further Increased Offer may be put into effect subject to conditions specified by the Competition Authority being complied with, and such conditions being acceptable to Royalty Pharma; or

(v)
the period of four months after the appropriate date (as defined in Section 19(6)) of the Competition Act) having elapsed without the Competition Authority having made a determination under Section 22(3) of the Competition Act in relation to the Further Increased Offer, in each case prior to the latest time the Further Increased Offer may become or be declared unconditional as to acceptances in accordance with the Irish Takeover Rules;

US Hart-Scott-Rodino Clearance

(n)
to the extent applicable to the Further Increased Offer or its implementation, all notifications and filings, where necessary, having been made and all applicable waiting periods (including any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, of the United States and the rules and regulations thereunder having been terminated or having expired (in each case in connection with the Further Increased Offer) prior to the latest time the Further Increased Offer may become or be declared unconditional as to acceptances in accordance with the Irish Takeover Rules;

General Regulatory and Anti-trust/Competition

(o)
no central bank, government or governmental, quasi-governmental, supranational, statutory, regulatory, administrative, investigative or fiscal body, court, agency, association, institution, department or bureau including any anti-trust or merger control authorities, regulatory body, court, tribunal, environmental body, employee representative body, any analogous body whatsoever or tribunal in any jurisdiction or any person including, without limitation, a member of the Elan Group (each a “Third Party”) having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or having made, proposed or enacted any statute, regulation, decision, order or change to published practice or having done or decided to do anything, in each case which would or would reasonably be expected to:

(i)
make the Further Increased Offer or its implementation, or the acquisition or the proposed acquisition by Royalty Pharma of the Elan Shares Affected, or control of Elan or any of the assets of the Elan Group (including without limitation the Tysabri Royalty) by Royalty Pharma void, illegal or unenforceable under the laws of any relevant jurisdiction or otherwise, directly or indirectly, restrain, revoke, prohibit, materially restrict or materially delay the same or impose additional or different conditions or obligations with respect thereto, or otherwise challenge or interfere therewith or require amendment of the Further Increased Offer;

(ii)
result in a material delay in the ability of Royalty Pharma, or render Royalty Pharma unable, to acquire some or all of the Elan Shares Affected or require a divestiture by Royalty Pharma of any Elan Stock;

(iii)
require the divestiture by any member of the Wider Elan Group of all or any portion of their respective businesses, assets (including, without limitation, the shares or securities of any other member of the Elan Group and/or any interest in the Tysabri Royalty) or property or impose any material limitation on the ability of any of them to conduct their respective businesses (or any of them) or own, control or manage their respective assets or properties or any part thereof;

(iv)
impose any limitation on or result in a delay in the ability of Royalty Pharma to acquire, or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership of the Elan Shares Affected, or to exercise voting or management control over Elan or any subsidiary or subsidiary undertaking of Elan which is material in the context of the Elan Group taken as a whole (a “Material Subsidiary”) or on the ability of any member of the Elan Group to hold or exercise effectively, directly or indirectly, any rights of ownership of shares or other securities require Royalty Pharma or any member of the Elan Group to acquire or offer to acquire any shares or other securities (or the equivalent) in, or any interest in any asset owned by, any member of the Elan Group or any third party;

(v)
impose any limitation on the ability of any member of the Elan Group to integrate or co-ordinate its business or assets (including without limitation in respect of the Tysabri Royalty), or any part of it, with all or any part of the businesses of any member of the Elan Group;

(vi)	cause any member of the Wider Elan Group to cease to be entitled to any Authorisation (as defined in condition (p) below) used by it in the carrying on of its business; or

(vii)
otherwise adversely affect the business, profits, assets (including without limitation the interest in Tysabri and/or the Tysabri Royalty), liabilities, financial or trading position of any member of the Elan Group;

Notifications, waiting periods and Authorisations

(p)
all necessary or appropriate notifications and filings having been made and all necessary or appropriate waiting and other time periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or having been terminated (as appropriate) and all statutory or regulatory obligations in any jurisdiction having being complied with in each case in connection with the Further Increased Offer or its implementation and all necessary, desirable or appropriate Regulatory Approvals, authorisations, orders, recognitions, grants, consents, clearances, confirmations, licences, permissions and approvals in any jurisdiction (“Authorisations”) having been obtained on terms and in a form reasonably satisfactory to Royalty Pharma from all appropriate Third Parties or (without prejudice to the generality of the foregoing) from any person or bodies with whom any member of the Wider Elan Group has entered into contractual arrangements and, all such necessary, desirable or appropriate Authorisations remaining in full force and effect at the time at which the Further Increased Offer becomes otherwise wholly unconditional and there being no notice or intimation of an intention to revoke, suspend, restrict or vary or not to renew the same at the time at which the Further Increased Offer becomes otherwise unconditional and all necessary statutory or regulatory obligations in any such jurisdiction having been complied with;

(q)
all applicable waiting periods and any other time periods (including any extension thereof) during which any Third Party could, in respect of the Further Increased Offer or the acquisition or proposed acquisition of any Elan Shares Affected by Royalty Pharma, institute, implement or threaten any action, proceedings, suit, investigation, enquiry or reference or take any other step under the laws of any jurisdiction having expired, lapsed or been terminated;

Certain matters arising as a result of any arrangement, agreement etc

(r)
save as publicly announced by Elan prior to the date of the Firm Announcement, there being no provision of any arrangement, agreement, licence, permit, franchise, facility, lease or other instrument to which any member of the Wider Elan Group is a party or by or to which any such member or any of its respective assets may be bound, entitled or be subject and which, in consequence of the Further Increased Offer or the acquisition or proposed acquisition by Royalty Pharma of the Elan Shares Affected or because of a change in the control of Elan or otherwise, would or would be reasonably expected to result in (except where, in any of the following cases, the consequences thereof would not be material (in value terms or otherwise) in the context of the Elan Group taken as whole):

(i)
any monies borrowed by, or any indebtedness or liability (actual or contingent) of, or any grant available to any member of the Elan Group becoming, or becoming capable of being declared, repayable immediately or prior to their or its stated maturity or repayment date or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited under any existing facility or loan agreement;

(ii)
the creation or enforcement of any mortgage, charge or other security interest wherever existing or having arisen over the whole or any part of the business, property or assets of any member of the Elan Group or any such mortgage, charge or other security interest (whenever created, arising or having arisen) becoming enforceable;

(iii)
any such arrangement, agreement, licence, permit, franchise, facility, lease or other instrument or the rights, liabilities, obligations or interests of any member of the Elan Group thereunder or the business of any such member with, any persons, firms or body (or any agreement or arrangement relating to any such arrangement or bonus) being or becoming capable of being terminated or adversely modified or affected or any adverse action being taken or any obligation or liability arising thereunder;

(iv)
any assets or interests of, or any asset the use of which is enjoyed by, any member of the Elan Group being or falling to be disposed of or charged, or ceasing to be available to any member of the Elan Group or any right arising under which any such asset or interest would be required to be disposed of or charged or would cease to be available to any member of the Elan Group;

(v)	the value of, or financial or trading position of any member of the Elan Group being prejudiced or adversely affected;

(vi)	the creation or acceleration of any liability or liabilities (actual or contingent) by any member of the Elan Group; or

(vii)	any liability of any member of the Elan Group to make any severance, termination, bonus or other payment to any of its directors or other officers or advisers,

and no event having occurred which might result in any events or circumstances as are referred to in this condition (r) (i)-(vii);

Certain Events occurring since 12 February 2013

(s)	save as publicly announced by Elan prior to the date of the Firm Announcement, no member of the Elan Group having, since 12 February 2013:

(i)
issued or agreed to issue, or authorized or proposed the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible or exchangeable securities or issued or transferred, or agreed, authorized or proposed the re-issue of any shares from treasury;

(ii)
save for transactions between two or more members of the Elan Group made or proposed, or announced an intention to propose or make, any change or amendment in its loan capital or any loan notes issued by a member of the Elan Group to a person who is not a member of the Elan Group;

(iii)
except in the ordinary and usual course of business, entered into or materially improved, or made any offer (which remains open for acceptance) to enter into or materially improve, the terms of any employment contract, commitment or arrangement with any director of Elan or any person occupying one of the senior executive positions in the Elan Group;

(iv)
issued, authorised or proposed to make, or made, any change or amendment to any loan capital or debentures or (save in the ordinary course of business and save for transactions between two or more members of the Elan Group) incurred any indebtedness or contingent liability or (save in respect of the 2019 Notes) repaid, repurchased or redeemed any indebtedness, loan capital, debenture or other liability or obligation;

(v)
entered into or varied or authorised, proposed or announced its intention to enter into or vary the terms of any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or could be materially restrictive on the business of any member of the Elan Group;

(vi)
entered into or varied or authorised, proposed or announced its intention to enter into or vary the terms of any contract, transaction or arrangement (including without limitation any contract, transaction or arrangement with a member of the Biogen Group) otherwise than in the ordinary and usual course of business;

(vii)	waived or compromised any claim which would be material (in value terms or otherwise) in the context of the Elan Group taken as a whole;

(viii)
been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased to carry on all or a substantial part of any business;

(ix)
taken or proposed any steps, any corporate action or had any legal proceedings instituted or threatened against it in respect of its winding-up, dissolution, examination or reorganisation or for the appointment of a receiver, examiner, administrator, administrative receiver, trustee or similar officer of all or any part of its assets or revenues, or any analogous proceedings in any jurisdiction;

(x)
proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any employee of the Wider Elan Group;

(xi)	made any alteration to its memorandum or articles of association or other incorporation documents;

(xii)
made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable thereunder, or to the basis on which qualification therefore or accrual or entitlement to such benefits or pensions are calculated or determined, or made or agreed or consented to any change to the trustees involving the appointment of a trust corporation; or

(xiii)
entered into any agreement, contract, scheme, arrangement or commitment or passed any resolution or made any offer with respect to, or announced an intention to, or to propose to effect any of the transactions, matters or events set out in this condition;

No adverse change, litigation, regulatory enquiry or similar

(t)	since 12 February 2013:

(i)
there not having arisen any adverse change or deterioration, or circumstances which could result, in the business, assets, financial or trading position or profits of Elan or any member of the Elan Group being adversely affected;

(ii)
there not having arisen any adverse change or deterioration in the business, assets, financial or trading position or profits of Biogen or any member of the Biogen Group which in any case results or could result in the financial, trading position or projects of the Elan Group being adversely affected;

(iii)	there not having occurred any event, change, fact, condition, circumstance or occurrence that has had or would reasonably be expected to have a material adverse effect on the Tysabri Royalty;

(iv)
no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Elan Group is or would reasonably be expected to become a party (whether as plaintiff or defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the Wider Elan Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Elan Group;

(v)
no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence, consent, permit or authorisation held by any member of the Wider Elan Group which is necessary for the proper carrying on of its business; and

(vi)	no contingent or other liability existing or having arisen or being apparent to Royalty Pharma which would reasonably be expected to affect adversely any member of the Elan Group;

No discovery of certain matters regarding information, liabilities and environmental matters

(u)
Royalty Pharma not having discovered that any financial, business or other publicly disclosed information concerning the Elan Group, the Tysabri Transaction or the Tysabri Royalty is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not materially misleading;

(v)	Royalty Pharma not having discovered that any member of the Elan Group is subject to any liability, contingent or otherwise, which is not disclosed in the Elan Annual Report and Accounts;

(w)	save as publicly announced by Elan, since 12 February 2013, Royalty Pharma not having discovered:

(i)
in relation to any release, storage, carriage, leak, emission, discharge or disposal of any waste or hazardous substance or any other substance reasonably likely to impact the environment or any other fact or circumstance which has caused or would reasonably be expected to impair the environment or harm human health, that any past or present member of the Elan Group or, in connection with Tysabri any member of the Biogen Group, has acted in violation of any laws, statutes, regulation, notices or other legal or regulatory requirements of any Third Party;

(ii)
that there is, or would reasonably be expected to be, any liability, whether actual or contingent, or requirement to make good, remediate, repair, reinstate or clean up any property or asset now or previously owned, occupied or made use of by any past or present member of the Elan Group (or on its behalf) or any other property or asset under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority (whether by formal notice or order or not) or Third Party or otherwise;

(iii)
that circumstances exist (whether as a result of the making of the Offer or otherwise) which would reasonably be expected to result in any actual or contingent liability (as a result of an environmental audit or otherwise) to any member of the Elan Group under any applicable legislation referred to in sub-paragraph w(i) and w(ii) above to improve or modify existing or install new plant, machinery or equipment or to carry out any changes in the processes currently carried out; and

(x)	(i) the Elan Board recommending that the Theravance Transaction is approved by Elan Stockholders at the Elan EGM; (ii) having made such recommendation, the Elan Board not withdrawing, modifying or altering that recommendation without the consent of Theravance; and/or (iii) Elan otherwise not taking any action, or failing to take any action, that results, or could reasonably be expected to result, in an actual or contingent liability to Elan under the Theravance Agreement.

Royalty Pharma considers any breach of condition (x) to be material in the context of the Further Increased Offer if the consequence is that any member of the Elan Group may be required to make aggregate payments after the date of this announcement of more than US$10,000,000 (ten million dollars).

For the purposes of the conditions set out above in this Appendix I:

“Biogen” means Biogen Idec Inc.;

“Biogen Group” means Biogen and its subsidiaries and subsidiary undertakings and Biogen International, and “member of the Biogen Group” means any one of them;

“Biogen International” means Biogen Idec International Holdings Ltd, an affiliate of Biogen;

“Competition Act” means the Competition Act 2002 of Ireland, as amended by the Competition (Amendment) Act 2006 of Ireland and the Competition (Amendment) Act 2012 of Ireland;

“Competition Authority” means the Irish Competition Authority as referred to in section 29 of the Competition Act;

“Elan Group” means Elan and its subsidiaries and subsidiary undertakings, and “member of the Elan Group” means any one of them;

“Extended Closing Date” means 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on the date fixed by Royalty Pharma as the extended closing date of the Further Increased Offer (or such later time(s) and/or date(s) as Royalty Pharma may: (i) with the consent of the Irish Takeover Panel (to the extent required) or in accordance with the Irish Takeover Rules; and (ii) subject to the US tender offer rules (subject to certain exemptive relief which has been granted in respect of the Offer by the SEC) determine as the closing date for acceptance of the Further Increased Offer, in which case the term “Extended Closing Date” shall mean the latest time and date which the Further Increased Offer, as extended by Royalty Pharma, may be accepted or, if earlier, the date on which the Further Increased Offer becomes or is declared unconditional in all respects);

“parent undertaking”, “subsidiary undertaking”, “associated undertaking” and “undertaking” have the meanings given by the European Communities (Companies: Group Accounts) Regulations 1992 of Ireland;

“subsidiary” and “holding company” have the meaning given by Section 155 of the Companies Act 1963 of Ireland, as amended; and

“Wider Elan Group” means Elan, any member of the Elan Group and associated companies (including any joint venture, partnership, firm or company or undertaking in which any member of the Elan Group (aggregating their interests) is interested) or any company in which any such member has a substantial interest and any member of the Biogen Group.

The Further Increased Offer will lapse unless all of the conditions set out above in this Appendix I have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by Royalty Pharma to be or to remain satisfied by 1:00pm (Irish time) / 8:00am (New York City time) on the Extended Closing Date.

Unless Royalty Pharma otherwise determines, condition (a) shall be capable of being satisfied, or being treated as satisfied, only at the time when all of the other conditions (b) to (x) inclusive, shall have been satisfied, fulfilled or, to the extent permitted, waived. Royalty Pharma reserves the right to waive in whole or in part all or any of conditions (b) to (x) (excluding conditions (l) to (n) to the extent applicable to the Further Increased Offer or its implementation). Royalty Pharma shall not be obliged to waive (if capable of waiver) or treat as satisfied any condition by a date earlier than the latest time and date for the fulfilment of all conditions referred to in the previous paragraph, notwithstanding that any other condition of the Further Increased Offer may at such earlier date have been waived or fulfilled or that there are at such earlier dates no circumstances indicating that the relevant condition may not be capable of fulfilment.

To the extent that the Further Increased Offer or its implementation would give rise to a concentration with a Community dimension within the scope of the Regulation or would otherwise give rise to a concentration that is subject to the Regulation, the Further Increased Offer shall lapse if the European Commission notifies Royalty Pharma of its decision to initiate proceedings in respect of that concentration under Article 6(1)(c) of the Regulation or to refer that concentration to a competent authority of an EEA member state under Article 9(1) of the Regulation before the Extended Closing Date of the Further Increased Offer or the date when the Further Increased Offer becomes or is declared unconditional as to acceptances, whichever is the later.

In the event that the Further Increased Offer lapses in any circumstances, the Further Increased Offer will cease to be capable of further acceptance and Royalty Pharma and accepting Elan Stockholders will thereupon cease to be bound by prior acceptances.

If Royalty Pharma is required to make an offer for Elan Shares under the provisions of Rule 9 of the Irish Takeover Rules, Royalty Pharma may make such alterations to any of the above conditions as are necessary to comply with the provisions of that rule.

Royalty Pharma reserves the right, with the consent of the Irish Takeover Panel, to elect to implement the acquisition of the Elan Shares (including Elan Shares represented by Elan ADSs) by way of a scheme of arrangement under Section 201 of the Companies Act 1963 of Ireland, as amended. In such event, the scheme of arrangement will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Further Increased Offer. In particular, the condition at (a) will not apply and the scheme of arrangement will become effective and binding on the following:

(i)
approval at a court meeting or any separate class meeting, if applicable, which may be required by the court, (or any adjournment thereof) by a majority in number of the holders of Elan Shares present and voting, either in person or by proxy, representing 75% or more in value of the Elan Shares held by such holders;

(ii)
the resolutions required to approve and implement the scheme of arrangement and any related reduction of capital and amendments to Elan’s memorandum and articles of association, to be set out in a notice of extraordinary general meeting of the holders of the Elan Shares, being passed by the requisite majority at such extraordinary general meeting;

(iii)
the sanction of the scheme of arrangement and confirmation of any reduction of capital involved therein by the court (in both cases with or without modifications, on terms reasonably acceptable to Royalty Pharma); and

(iv)
office copies of the orders of the court sanctioning the scheme of arrangement and confirming the reduction of capital involved therein and the minute required by Section 75 of the Companies Act 1963 of Ireland, as amended in respect of the reduction of capital being delivered for registration to the Registrar of Companies in Ireland and the orders and minute confirming the reduction of capital involved in the scheme of arrangement being registered by the Registrar of Companies in Ireland.

APPENDIX II

BASES OF CALCULATION AND SOURCES OF INFORMATION

Unless otherwise stated, in this announcement information is sourced as follows:

(i)
save where otherwise stated, financial and other information concerning Elan, Royalty Pharma, RP Management, Theravance and Biogen has been extracted from published sources or from unaudited financial results for the year ended 31 December 2012 of entities of which RP Management acts as investment manager;

(ii)
Elan’s issued and to be issued share capital is based upon 511,139,330 Elan Shares in issue as at 31 May 2013 as disclosed by Elan in its Regulatory Information Service announcement made on 31 May 2013 pursuant to its obligations under Rule 10.2 of the Irish Takeover Rules and 20,492,926 Elan Shares that could be issued to satisfy the exercise and vesting of options and restricted stock units under the Employee Share Plans (assuming exercise and vesting of such options and restricted stock units) as of 18 April 2013 as disclosed by Elan on 23 April 2013 pursuant to its obligations under Rule 10.2 of the Irish Takeover Rules;

(iii)	share price data including the US Closing Prices of the Elan ADSs is derived from Factset for each of the relevant dates;

(iv)	Biogen’s presentation made to investors on 6 February 2013 following the announcement of the Tysabri Transaction;

(v)	Biogen Idec 8-k (Asset Purchase Agreement) date 12 February 2013;

(vi)	Prothena Corporation Plc Form 3 announcement filed on 28 December 2012;

(vii)	Theravance press release dated 13 May 2013;

(viii)	values stated throughout this announcement have been rounded and are stated to the given number of decimal places;

(ix)	a copy of the Theravance Agreement (included as an exhibit to Elan’s report on Form 6K filed with the SEC on 17 May 2013);

(x)
Elan press releases dated 6 February 2013, 4 March 2013, 2 April 2013, 3 April 2013, 10 April 2013, 12 April 2013, 15 April 2013, 18 April 2013, 22 April 2013, 24 April 2013, 25 April 2013, 13 May 2013, 15 May 2013, 20 May 2013, 29 May 2013 and 3 June 2013;

(xi)	the Dutch Auction Circular and the Elan EGM Circular;

(xii)
Royalty Pharma opinion relating to AOP Orphan having “tired” products based on, inter alia, (i) the flat recent sales trajectory of Thromboreductin, (ii) the US IP for Thromboreductin is already expired, (iii) AOP Orphan’s exclusivity for Thromboreductin expires in 2014, (iv) Remodulin data exclusivity expires in 2014, and (v) a majority of AOP Orphan’s revenue comes from Central and Eastern European countries. Sources are: Elan EGM Circular; Standpoint Research / United Therapeutics, 19 May 2012 / Evaluate Pharma, 2013 / IMS Health, 2013;

(xiii)
Royalty Pharma opinion that Elan’s Tysabri Transaction proceeds “will be gone” if the Theravance Transaction and Other Transactions are approved and consummated based on the following analysis.  Elan received US$3.25 billion in Tysabri Transaction proceeds.  Without considering frictional costs, Elan has spent the following since the Tysabri Transaction was agreed (assuming the approval of the transactions being considered at the Elan EGM) – Dutch Auction (announced 11 March 2013): US$1 billion, Theravance (announced 13 May 2013): US$1 billion, debt redemption (announced 2 April 2013): US$600 million, cash portion of AOP consideration (announced 20 May 2013): US$227 million, share repurchase (announced 20 May 2013): US$200 million, Speranza investment (announced 20 May 2013): US$70 million, Newbridge investment (announced 20 May 2013): US$40 million.  In addition, Royalty Pharma calculates that Elan spent the following (“Frictional” costs), based on disclosure in the Elan corporate update presentation dated 20 May 2013: Tysabri Transaction: US$64 million (difference between US$3,185 million gross proceeds and US$3,249 million net proceeds), debt redemption and buybacks: US$148 million (US$1,948 million gross cost and US$1,800 million net cost), Theravance transaction: US$25 million (US$1,025 million gross cost and US$1,000 million net cost), AOP acquisition: US$23 million (US$250 million gross cost and US$227 million net cost), ELND-005 divestiture: US$5 million (US$75 million gross proceeds and US$70 million net proceeds), 2021 Notes raising: US$20 million (US$800 million gross proceeds and US$780 million net proceeds).  In aggregate, this expenditure (including “Frictional” costs) exceeds the amount of the Tysabri Transaction proceeds;

(xiv)
Royalty Pharma opinion that announced transactions do not come close to replacing the quantity or quality of earnings that Elan gave up by selling half of its Tysabri interest is based on: (A) the assumption that Elan sold approximately half of its interest in Tysabri in the Tysabri Transaction, which is Royalty Pharma’s belief as set out in Royalty Pharma’s previous announcements; (B) Royalty Pharma view based on an assessment of Elan’s pro forma 2015E EPS calculated using public information as follows—(i) broker consensus estimate for Elan’s 2015E EPS post Tysabri Transaction of US$0.33 (based on a median of broker estimates from Leerink Swann, Credit Suisse, Morningstar, Deutsche Bank, UBS, Jefferies, Berenberg, Davy Research, RBC, Morgan Stanley and Cowen published between 6 February 2013 and 13 March 2013), (ii) taking account of the estimated EPS impact of announced or completed share repurchases and issuance (assuming future issuance/repurchase at the Undisturbed Elan Stock Price), (iii) taking account of the estimates EPS impact of Theravance royalties based on forecast sales of relevant products by Evaluate Pharma on 13 May 2013, (iv) taking account of the estimated EPS impact of AOP based on disclosed EBITDA of €15.5 million (in Elan press release dated 20 May 2013), assumed depreciation and other expenses of €0.6 million per year and assumed tax rate of 25%, and (v) making no assumption of R&D savings or any other changes in the earnings trajectory. On this basis, Royalty Pharma calculates a pro forma Elan 2015E EPS of US$0.53 (US$0.33 post-Tysabri Transaction plus US$0.06 impact of share repurchase, plus US$0.14 impact of Theravance and AOP transactions). This figure is less than the Elan 2015E consensus EPS of US$0.85 prior to the Tysabri Transaction (based on a median of broker estimates from Leerink Swann, Credit Suisse, Deutsche Bank, Jefferies, Cowen, Morgan Stanley and Exane BNP Paribas published between 24 October 2012 and 1 November 2012). This is not a profit forecast.

APPENDIX III

DEFINITIONS

The following definitions apply throughout this announcement unless the context otherwise requires:

“2021 Notes”	means the 6.25% senior notes due 2021 that Elan intends to raise;
“2019 Notes”	means the 6.25% senior fixed rate notes due 2019 and issued by Elan;
“Acceptance Condition”	means the condition set out in paragraph (a) of Appendix I to this announcement and to be set out in the Further Revised Offer Document;
“Acceptance Threshold”	means the percentage of the Maximum Elan Shares Affected in respect of which acceptances are required to fulfil the Acceptance Condition;
“ADS Depository”	means Citibank N.A., as depository under the Deposit Agreement;
“AOP”	means AOP Orphan Pharmaceuticals Aktiengesellschaft, an Austrian pharmaceutical company specialising in orphan and rare diseases;
“AOP Resolution”	means the ordinary resolution with respect to the approval of the AOP Transaction to be proposed at the Elan EGM;
“AOP Share Purchase Agreement”	means the share purchase agreement dated 19 May 2013 between Elan, Dr. Rudolf Stefan Widmann and SASR to purchase the entire issued share capital of AOP;
“AOP Transaction”	means the transaction entered into pursuant to the AOP Share Purchase Agreement;
“Biogen”	Biogen Idec Inc.;
“Biogen International”	Biogen Idec International Holding Ltd, an affiliate of Biogen;
“Biogen Group”	Biogen and its subsidiaries and subsidiary undertakings and Biogen International, and “member of the Biogen Group” means any one of them;
“Biogen Report”	shall have the meaning given to that term in the CVR Agreement
“Board of Elan” or “Elan Board”	the board of directors of Elan;
“BofA Merrill Lynch”
means Merrill Lynch, Pierce, Fenner & Smith Incorporated (in its capacity as financial adviser), together with its affiliate Merrill Lynch International, both subsidiaries of Bank of America Corporation;

“Business Day”	means a day, other than a Saturday, Sunday or public or bank holiday on which clearing banks are generally open for business in the relevant location;
“Calendar Quarters”	shall have the meaning given to that term in the CVR Agreement;
“Closing Price”	means the official closing price or the middle market quotation of an Elan Share, as appropriate, on a particular Business Day, as derived from the Daily Official List;
“CVR”	means the contingent value right to be issued by Royalty Pharma as part of the consideration of the Further Increased Offer on the terms and subject to the conditions of the CVR Agreement (each, a

CVR and collectively, the “CVRs”);
“CVR Agreement”
means the contingent value rights agreement to be entered into between Royalty Pharma and The Colbent Corporation on the terms and subject to the conditions set out in section 5 of this announcement and to be detailed in the Further Revised Offer Document;

“CVR Payment Amount”
means (i) with respect to the First CVR Payment Event, an amount equal to US$1.00 per CVR; (ii) with respect to the Second CVR Payment Event, an amount equal to US$0.75 per CVR; and (iii) with respect to the Third CVR Payment Event, an amount equal to US$0.75 per CVR.  Each CVR Payment Amount shall be payable in cash.  For clarity, if the Third CVR Payment Event occurs before the end of the Calendar Quarter ending December 2015, CVR holders will be entitled to receive the CVR Payment Amounts relating to both the Second CVR Payment Event and the Third CVR Payment Event;

“CVR Payment Events”	shall have the meaning given in section 5 of this announcement;
“Daily Official List”	means the Daily Official List of the Irish Stock Exchange;
“Defence Document”	means the Elan response to the Original Offer published on 15 May 2013;
“Deposit Agreement”	means the amended and restated deposit agreement dated 3 February 2012 between Elan, Citibank N.A. and the holders and beneficial holders of Elan ADSs;
“Dutch Auction”
means the tender offer to Elan Stockholders to purchase Elan Shares (including Elan Shares represented by Elan ADSs) announced by Elan on 11 March 2013 the terms of which are set out in the Dutch Auction Circular;

“Dutch Auction Circular”	means the circular issued to Elan Stockholders in connection with the Dutch Auction on 11 March 2013;
“EEA”	means the European Economic Area, which was established on 1 January 1994 and comprises the member states of the European Union, plus Iceland, Liechtenstein and Norway;
“Elan” or “the Company”	means Elan Corporation, plc;
“Elan ADSs”	means American depository shares in respect of and each representing one Elan Share;
“Elan Annual Report and Accounts”	has the meaning given to that term in the Original Offer Document;
“Elan Cash Assets”	has the meaning given to that term in the Original Offer Document;
“Elan EGM”
means the extraordinary general meeting of Elan to be held on 17 June 2013 at 10.00 a.m. (Irish time) at the O’Callaghan Davenport Hotel, 8/10 Merrion Street Lower, Dublin 2, Ireland (and any adjournment thereof);

“Elan EGM Circular”	means the circular sent to Elan Stockholders in connection with the Elan EGM, dated 27 May 2013;
“Elan Group”	mean Elan and its subsidiaries and subsidiary undertakings, and “member of the Elan Group” means any one of them;

“Elan Optionholders”	the holders of options to subscribe for Elan Shares or otherwise acquire Elan Shares re-issued from treasury under the Employee Share Plans;
“Elan Shares”	the ordinary shares of €0.05 each (nominal value) in the capital of Elan (including those represented by Elan ADSs);
“Elan Stock”	Elan Shares and/or Elan ADSs;
“Elan Stock Price”	the trading price, from time to time, of an Elan ADS on NYSE;
“Elan Stockholders”	the registered holders of Elan Shares and the holders of Elan ADSs;
“ELND005 Business”	means the research, development, manufacture and commercialisation of ELND005;
“ELND005 Resolution”	means the ordinary resolution with respect to the approval of the ELND005 Transaction to be proposed at the Elan EGM;
“ELND005 Transaction”	means the disposal by Elan of the ELND005 Business;
“Employee Share Plans”
(i)  Elan Corporation, plc 1996 Long Term Incentive Plan;

(ii)  Elan Corporation, plc 1996 Consultant Option Plan;

(iii) Elan Corporation, plc 1999 Stock Option Plan;

(iv) Elan Corporation, plc 2006 Long Term Incentive Plan;

(v)  Elan Corporation, plc 2012 Long Term Incentive Plan; and

(vi) Elan Corporation, plc Employee Equity Purchase Plan;

“Encumbrance”
any adverse claim or right or third party right or other right or interest, equity, option or right to acquire or right to restrict, any mortgage, charge, assignment, pledge, lien or security interest or repurchase agreement or similar arrangement;

“Extended Closing Date”
means 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on the date fixed by Royalty Pharma as the extended closing date of the Further Increased Offer (or such later time(s) and/or date(s) as Royalty Pharma may: (i) with the consent of the Irish Takeover Panel (to the extent required) or in accordance with the Irish Takeover Rules; and (ii) subject to the US tender offer rules (subject to certain exemptive relief which has been granted in respect of the Offer by the SEC) determine as the closing date for acceptance of the Further Increased Offer, in which case the term “Extended Closing Date” shall mean the latest time and date which the Further Increased Offer, as extended by Royalty Pharma, may be accepted or, if earlier, the date on which the Further Increased Offer becomes or is declared unconditional in all respects);

“FDA”	means the United States Food and Drug Administration;
“Further Revised Acceptance Documents”
means the Further Revised Form of Acceptance, the Further Revised Letter of Transmittal and any other form of acceptance document to be issued by Royalty Pharma in connection with the acceptance of the Further Increased Offer, and “Further Revised Acceptance Document” means any of them;

“Further Revised Form of Acceptance”
means a revised form of acceptance, election and authority to be issued with the Further Revised Offer Document for use by holders of Elan Shares (but not for use by holders of Elan ADSs) in connection with acceptance of the Further Increased Offer;

“Further Revised Letter of Transmittal”
means a revised ADS letter of transmittal to be issued with the Further Revised Offer Document for use by registered holders of Elan ADSs, whether certificated or not, in connection with acceptance of the Further Increased Offer;

“Further Increased Offer”
means the further increased offer, to be made by Royalty Pharma on the terms set out in this announcement and to be set out in the Further Revised Offer Document and the Further Revised Acceptance Documents (including where the context so requires, any subsequent revision, variation, extension or renewal of the Further Increased Offer);

“Further Revised Offer Document”	means the offer document to be issued in connection with the Further Increased Offer, containing the terms and conditions of the Further Increased Offer;
“Further Increased Offer Enterprise Value”	means the enterprise value of Elan implied by the Further Increased Offer, calculated by Royalty Pharma in accordance with Appendix IV (Further Increased Offer Enterprise Value)
“Firm Announcement”	means the announcement by Royalty Pharma of a firm intention to make the Original Offer on 15 April 2013 pursuant to Rule 2.5 of the Irish Takeover Rules;
“Fully Diluted Elan Stock Number”	means the fully diluted number of shares in the capital of Elan, calculated in the manner set out in Appendix V (Calculation of the Fully Diluted Elan Stock Number) of this announcement;
“Increased Offer”
means the revised offer made by Royalty Pharma on 23 May 2013 to acquire the entire issued and to be issued share capital of Elan on the terms and subject to the conditions set out in the Revised Offer Document and the Revised Acceptance Documents;

“Increased Offer Enterprise Value”	means the enterprise value of Elan implied by the Increased Offer, calculated by Royalty Pharma in accordance with Appendix IV (Increased Offer Enterprise Value);
“Initial Cash Element”	means the US$13.00 in cash per Elan Share (including each Elan Share represented by an Elan ADS);
“Ireland”	means the island of Ireland excluding Northern Ireland, and the word “Irish” shall be construed accordingly;
“Irish Stock Exchange”	means the Irish Stock Exchange Limited;
“Irish Takeover Panel”	means the Irish Takeover Panel established under the Irish Takeover Panel Act;
“Irish Takeover Panel Act”	means the Irish Takeover Panel Act 1997 of Ireland (as amended);
“Irish Takeover Regulations”	means the European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations 2006 of Ireland;
“Irish Takeover Rules”	means the Irish Takeover Panel Act 1997, Takeover Rules 2007 (as amended);
“J.P. Morgan”	means J.P. Morgan Securities LLC (in its capacity as financial adviser), together with its affiliate J.P. Morgan Cazenove;
“J.P. Morgan Cazenove”	means J.P. Morgan Limited;
“J.P. Morgan Securities”	means J.P. Morgan Securities LLC (in its capacity as arranger);
“Maximum Elan Shares Affected”	has the meaning given to that term in the Acceptance Condition;
“Net Sales”	shall have the meaning given to that term in the CVR Agreement;
“New York Stock Exchange” or “NYSE”	means the New York Stock Exchange, LLC;
“Offer”
means the Original Offer (including where the context so requires, any subsequent revision, variation, extension or renewal of the Original Offer, including in connection with the Increased Offer and the Further Increased Offer)

“Offer Period”
means the period commencing on (and including) 25 February 2013 and ending on whichever of the following dates shall be the latest: (i) 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 21 June 2013; (ii) the date on which the Increased Offer lapses or is withdrawn; and (iii) the date on which the Increased Offer becomes or is declared unconditional in all respects;

“Original Acceptance Documents”
means the Original Form of Acceptance, the Original Letter of Transmittal and any other form of acceptance document issued by Royalty Pharma prior to the date of the Revised Offer Document in connection with acceptance of the Original Offer, and “Original Acceptance Document” means any of them;

“Original Form of Acceptance”
means the form of acceptance, election and authority issued with the Original Offer Document for use by holders of Elan Shares (but not for use by holders of Elan ADSs) in connection with acceptance of the Original Offer;

“Original Letter of Transmittal”
means the ADS letter of transmittal issued with the Original Offer Document for use by registered holders of Elan ADSs, whether certificated or not, in connection with acceptance of the Original Offer;

“Original Offer”
means the offer made by Royalty Pharma on 2 May 2013 to acquire the entire issued and to be issued share capital of Elan on the terms and subject to the conditions set out in the Original Offer Document and the Original Acceptance Documents;

“Original Offer Document”	means the offer document dated 2 May 2013 in connection with the Original Offer, pursuant to which Royalty Pharma made the Original Offer;
“Original Offer Enterprise Value”	the offer enterprise value of Elan ascribed by the Original Offer in the Original Offer Document;
“Other Transactions”
means the following transactions which were announced by Elan on 20 May 2013:

1.   the acquisition of 100% of AOP Orphan Pharmaceuticals for EUR263.5 million with potential cash milestone payments of up to EUR270 million on the advancement of certain late stage clinical programs;

2.   the acquisition of a 48% interest in Newbridge

Pharmaceuticals for US$40 million.  Elan also has the option to purchase the remaining stake in Newbridge by 2015 for a sum of US$244 million;

3.   the acquisition of an 18% minority equity interest in Speranza Therapeutics, royalties in major markets along with additional milestones and retention of commercial rights in certain territories and markets;

4.   a debt offering involving the issuance of US$800 million of senior notes due 2021; and

5.   a US$200 million share repurchase program.

“Proposal”	the indicative proposal made in the Proposal Announcement to acquire the entire issued and to be issued share capital of Elan at a price of US$11.00 for every Elan Share and Elan ADS;
“Proposal Announcement”	the announcement by RP Management on 25 February 2013 setting out the terms of the Proposal;
“Prothena”	Prothena Corporation plc;
“Regulatory Approvals”
any approvals including pricing and re-imbursement approvals, licences, authorisations of or agreements with, any federal, state or local regulatory agency, department, bureau or other governmental entity necessary for the marketing and sale of Tysabri in any jurisdiction;

“Regulatory Information Service”	has the meaning set out in the Irish Takeover Rules;
“Resolutions”	means the Theravance Resolution, the ELND005 Resolution, the AOP Resolution and the Share Repurchase Resolution, each being a “Resolution”;
“Revised Acceptance Documents”
means the Revised Form of Acceptance, the Revised Letter of Transmittal and any other form of acceptance document issued by Royalty Pharma prior to the date of the Further Revised Offer Document in connection with acceptance of the Increased Offer, and “Revised Acceptance Document” means any of them;

“Revised Form of Acceptance”
means the form of acceptance, election and authority issued with the Revised Offer Document for use by holders of Elan Shares (but not for use by holders of Elan ADSs) in connection with acceptance of the Increased Offer;

“Revised Letter of Transmittal”
means the ADS letter of transmittal issued with the Revised Offer Document for use by registered holders of Elan ADSs, whether certificated or not, in connection with acceptance of the Increased Offer;

“Revised Offer Document”	means the revised offer document dated 23 May 2013 in connection with the Increased Offer, pursuant to which Royalty Pharma made the Increased Offer;
“Royalty Pharma”	means Echo Pharma Acquisition Limited, a private limited company incorporated under the laws of Ireland with registration number 525315;
“RPIFT”	means RPI Finance Trust, a Delaware statutory trust;

“RP Management”
means RP Management, LLC a Delaware corporation which acts as investment manager to entities investing in royalty interests in marketed and late stage biopharmaceutical products and which issued the Proposal Announcement;

“Second Defence Document”	means the Elan response to the Increased Offer published on 3 June 2013;
“Share Repurchase Resolution”	means the ordinary resolution with respect to the approval of the Share Repurchase Program;
“Share Repurchase Program”	means a share repurchase program in respect of Elan Stock, in an amount up to US$200 million to be proposed at the Elan EGM;
“SEC”	means the US Securities and Exchange Commission;
“Theravance”	means Theravance, Inc.;
“Theravance Agreement”	means the royalty participation agreement between Theravance and Elan dated 12 May 2013;
“Theravance Resolution”	means a resolution to approve the Theravance Transaction, to be proposed at the Elan EGM;
“Theravance Transaction”	means the transaction between Elan and Theravance pursuant to the terms of the Theravance Agreement;
“Tysabri Consideration”	means the consideration of US$3.25 billion paid to the Elan Group at the closing of the Tysabri Transaction;
“Tysabri Royalty”	means the royalty in respect of global sales of Tysabri payable to the Elan Group in accordance with the terms of the Tysabri Transaction Agreement;
“Tysabri Transaction”
means the transaction between Elan and Biogen International in relation to the restructuring of Elan’s Tysabri collaboration with Biogen which was announced by Elan on 6 February 2013 and which closed on 2 April 2013;

“Tysabri Transaction Agreement”	means the agreement in relation to the Tysabri Transaction;
“Unconditional Date”	means the date on which the Further Increased Offer becomes or is declared unconditional in all respects
“Undisturbed Elan Enterprise Value”	means the enterprise value of Elan implied by the Undisturbed Elan Stock Price, as calculated in RP Management’s Rule 2.4 Announcement of 6 March 2013;
“Undisturbed Elan Stock Price”	means the closing price of Elan ADSs on the New York Stock Exchange on 15 February 2013 (the last trading day prior to RP Management contacting Elan’s Chairman regarding the Proposal), being US$10.35;
“United Kingdom” or “UK"	means the United Kingdom of Great Britain and Northern Ireland;
“United States” or “US”
means the United States of America, its territories and possessions, any state of the United States and the District of Columbia and all other areas subject to the jurisdiction of the United States of America;

“US Exchange Act”	means the US Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
“US Securities Act”	means the US Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and
“US$”, “dollars”, “US Dollars” or “$”	US dollars, the lawful currency of the United States.

All references to time in this document are to Irish time unless otherwise stated.

Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

Any references to “subsidiary undertaking”, “associated undertaking” or “undertaking” has the meanings given to such term in the European Communities (Companies: Group Accounts) Regulations 1992 of Ireland.

Any reference to “subsidiary” or “holding company” has the meanings given to such term by Section 155 of the Companies Act 1963 of Ireland, as amended.

Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.  Any reference to any legislation is to Irish legislation unless specified otherwise.

APPENDIX IV

Calculation of Further Increased Offer Enterprise Value

	Undisturbed Elan Enterprise Value15	Original Offer Enterprise Value16	Increased Offer Enterprise Value17	Further Increased Offer Enterprise Value (excluding CVRs)	Further Increased Offer Enterprise Value (including maximum aggregate value of CVRs)
Elan share price (US$)	$10.35	$11.25	$12.50	$13.00	$15.50
Fully Diluted Elan Stock Number (million)	602	516	517	518	518
Equity value (US$ million)	6,227	5,801	6,459	6,732	8,027
Net cash (US$ million)	(3,062)	(1,859)	(1,856)	(1,783)	(1,783)
Enterprise value (US$ million)	3,165	3,943	4,603	4,949	6,244
% Premium to Undisturbed Elan Enterprise Value		24.6%	45.4%	56.4%	97.3%
% Premium to Original Offer Enterprise Value			16.7%	25.5%	58.4%
% Premium to Increased Offer Enterprise Value				7.5%	35.6%

Elan net cash position (US$ million unless stated)	Net cash
Cash and cash equivalents18	(1,997.4)
Current restricted cash19	(15.4)
Value of Prothena Stake20	(30.1)
Janssen AI funding commitment21	93.2
Restructuring accruals	27.6
Accrued transaction costs	12.5
Cambridge Collaboration Termination22	8.0
Unfunded pension liability23	39.1
Adjustment for Theravance Agreement break fee24	10.0
Adjustment for AOP break fee25	6.6
Investment in NewBridge26	40.0
Costs associated with 2021 Notes27	23.0
Net cash pro forma for Tysabri Transaction	(1,782.9)

15 As set out in Appendix VI of RP Management’s Rule 2.4 announcement of 6 March 2013 (referred to there as Current Enterprise Value).
16 As set out in Appendix VIII of the Original Offer Document (assuming that the Elan Balance Sheet Confirmation Requirement, as defined in that document, was satisfied).
17 As set out in Appendix VII of the Revised Offer Document.
18 Pro Forma cash and cash equivalents as at 31 March 2013, extracted from Elan’s Q1 results on 24 April 2013.
19 Extracted from Elan’s Q1 results on 24 April 2013.
20 Calculated as the closing share price of Prothena’s ordinary shares of US$9.45 on the NASDAQ Stock Market on 5 June 2013 multiplied by 3,182,253 ordinary shares owned by Elan as disclosed in Elan’s Form 3 SEC filing on 20 December 2012.
21 Remaining funding commitment to Janssen AI as at February 2013 (per Elan’s 20-F SEC filing on 12 February 2013).
22 Extracted from Elan’s 20-F SEC filing on 12 February 2013 for the financial year ended 31 December 2012.
23 Extracted from Elan’s 20-F SEC filing on 12 February 2013 for the financial year ended 31 December 2012.
24 Break fee for Theravance Transaction payable if agreement is terminated, as stated in Elan EGM Circular.
25 Break fee for AOP Transaction payable if agreement is terminated, as stated in Elan EGM Circular.
26 Consideration paid by Elan for a 48% interest in Newbridge Pharmaceuticals, as stated in Elan EGM Circular.
27 Based on Elan Corporate Update presentation of 20 May 2013 which states the net cash received from the 2021 Notes issuance (net of costs) to be $780 million (and $800 million on a gross basis), and statement in the Elan EGM Circular that approximately $3 million of unpaid interest on the 2021 Notes will be paid in the event that any of the Theravance Transaction, the AOP Transaction or the ELND005 Transaction are not approved at the Elan EGM.

APPENDIX V

Calculation of the Fully Diluted Elan Stock Number

The Fully Diluted Elan Stock Number is calculated as follows:

•	511,139,330 Elan Shares, being the total issued shares in the capital of Elan as at 31 May 201328; plus

•
based on the Initial Cash Element, the dilutive impact of outstanding options and restricted stock units, calculated using the treasury share method and based on the numbers set out below as disclosed by Elan on 23 April 2013 pursuant to its obligations under Rule 10.2 of the Irish Takeover Rules.

The table below sets out the options and restricted stock units considered for the calculation of the dilutive impact at a given Elan Stock Price as disclosed by Elan on 23 April 2013 pursuant to its obligations under Rule 10.2 of the Irish Takeover Rules. For the purposes of the application of the treasury method, the exercise prices set out below are used.

Options and Restricted Stock Units considered for calculation of dilutive impact
Number of options/RSUs outstanding	Exercise price ($)	Exercise period
464,835	7.24	Sep-03-2015
854,839	11.65	Dec-06-2015
546	13.67	Mar-26-2016
525,402	15.40	Jan-31-2016
17,411	16.77	Nov-25-2013
54,200	23.25	Oct-10-2013
75,835	24.99	Oct-28-2014
23,746	25.40	Dec-21-2013
71,752	26.78	Feb-20-2015
23,229	7.24	Sep-03-2015
15,486	7.80	May-25-2015
41,296	15.40	Jan-31-2016
123,891	15.76	Sep-03-2014
1,032,416	5.11	Dec-11-2013
11,872	5.62	Oct-14-2013
6,194	6.18	Aug-07-2013
43,103	12.45	Feb-19-2014
357,604	15.76	Sep-03-2014
1,955	21.98	Apr-20-2014
1,684,678	0.00	Apr-29-2022
413	4.28	Aug-31-2020
84,916	4.50	Jun-30-2020
18,377	4.66	Jan-08-2020
193	4.92	Dec-20-2013

28 Sourced from Elan’s Regulatory Information Service announcement made on 31 May 2013 pursuant to its obligations under Rule 10.2 of the Irish Takeover Rules.

Options and Restricted Stock Units considered for calculation of dilutive impact
Number of options/RSUs outstanding	Exercise price ($)	Exercise period
413	5.19	Oct-31-2020
258	5.34	Nov-25-2013
5,162	5.42	Sep-30-2020
8,517	5.45	May-31-2020
34,844	5.65	Feb-01-2021
2,349	6.10	Nov-30-2019
13,261	6.13	Nov-25-2013
1,161	6.37	Nov-25-2013
579	6.39	Nov-25-2013
173	6.57	Nov-25-2013
1,935,710	6.59	Jul-02-2021
516	6.63	Dec-10-2013
51,621	6.70	Mar-31-2021
1,119,647	6.83	Oct-02-2020
154,862	6.95	Sep-17-2019
52,640	7.21	Jan-31-2020
28,474	7.44	Jan-02-2019
687,995	7.51	Oct-02-2019
413	7.52	Oct-19-2013
8,259	7.78	Feb-08-2019
206	7.93	Dec-31-2013
25,122	9.26	May-31-2021
495,561	9.47	Dec-20-2013
71,626	9.56	Oct-02-2013
66,075	9.60	Dec-02-2022
4,984	9.62	Nov-25-2013
1,000,000	9.84	Feb-06-2023
29,251	10.20	Aug-31-2021
11,013	10.45	Nov-25-2013
387,156	10.55	Oct-24-2022
3,613	10.66	Oct-31-2022
176,237	10.77	Nov-25-2013
255,522	10.82	Nov-25-2013
4,474	10.87	Jul-31-2021
135,805	10.91	Nov-25-2013
1,708	10.98	Sep-03-2022
33,554	11.20	Dec-31-2013
37,510	11.49	Jun-30-2021
28,756	12.06	Dec-20-2013
12,047	12.42	Oct-12-2013

Options and Restricted Stock Units considered for calculation of dilutive impact
Number of options/RSUs outstanding	Exercise price ($)	Exercise period
134,745	12.43	Nov-25-2013
2,383,762	12.76	Feb-08-2022
82,938	12.97	May-31-2022
1,550	13.04	Dec-31-2013
501,754	13.36	Apr-29-2022
6,883	13.49	Apr-30-2022
1,485,358	13.51	Feb-20-2017
5,680	13.69	Nov-25-2013
68,176	14.19	Dec-05-2016
119,016	15.11	Nov-25-2013
132,371	18.05	Jul-31-2017
8,614	18.87	Sep-03-2017
20,648	18.90	Sep-12-2017
232	19.30	Nov-25-2013
1,112	20.61	Sep-30-2017
2,509	20.68	Mar-31-2018
5,428	21.40	Jan-01-2018
4,267	21.44	Mar-02-2018
2,019	21.85	Dec-31-2013
1,436	22.94	Nov-25-2013
1,843	24.00	Jun-01-2018
662,948	24.22	Feb-13-2018
41,296	24.30	May-21-2018
78,266	25.06	Jan-31-2018
1,300	25.95	Apr-30-2018
6,181	34.68	Jun-30-2018
1,121,231	0.00	Feb-07-2016
1,033,844	9.84	Feb-06-2023
12,500	10.59	Jan-31-2023
143,756	11.46	Mar-07-2023